Pricing Term Sheet

Filed under Rule 433
Registration No. 333-191981

TERMS AND CONDITIONS

October 31, 2013

4 MILLION DEPOSITARY SHARES,
EACH REPRESENTING 1/40TH INTEREST IN A SHARE OF
6.750% FIXED RATE/FLOATING RATE NON-CUMULATIVE PREFERRED STOCK,
SERIES D

Issuer:	City National Corporation (the “Company”), a Delaware corporation.

Expected Issue Ratings*:	Standard & Poor’s: BBB- Moody’s Investors Service: Baa2 (on review for downgrade) Fitch: BB

Securities Offered:	Depositary Shares, each representing 1/40th interest in a share of 6.750% Fixed Rate/Floating Rate Non-Cumulative Preferred Stock, Series D

Principal Amount:	$100 million (4 million Depositary Shares)

Liquidation Preference	$1,000 per share of Preferred Stock (equivalent to $25.00 per Depositary Share)

Maturity Date:	Perpetual

Dividend Rate:

A fixed rate per annum equal to 6.750% from the original issue date to, but excluding, November 7, 2023 and a floating rate per annum equal to the three-month U.S. dollar LIBOR plus 4.052% from and including November 7, 2023

Dividend Payment:	Quarterly, commencing on February 7, 2014

Business Day Convention:	Beginning February 7, 2014 to, but excluding November 7, 2023 subject to following business day convention (unadjusted) and thereafter in accordance with the modified following business day convention

Day Count:	From November 7, 2013 to, but excluding November 7, 2023, 30/360 and thereafter Actual/360

Optional Redemption:

Redeemable in whole or in part, at par plus any declared and unpaid dividends, and without accumulation of any undeclared dividends, on November 7, 2023, or any dividend payment date thereafter. Also, redeemable in whole upon the occurrence of a “regulatory capital event” at par plus any declared and unpaid dividends, and without accumulation of any undeclared dividends.

Trade Date:	October 31, 2013

Settlement Date:	November 7, 2013 (T+5)

Public Offering Price:	$25.00 per Depositary Share

Listing:	NYSE (“CYNPRD”)

Joint Bookrunning Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Goldman, Sachs & Co. J.P. Morgan Securities LLC Barclays Capital Inc.

Co-Manager:	RBC Capital Markets, LLC

CUSIP/ISIN:	Depositary Shares: 17800X400/US17800X4007 Preferred Stock: 17800X509/US17800X5095

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you can request the prospectus by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at toll free 1-800-294-1322, Goldman, Sachs & Co. at toll-free 1-866-471-2526 J.P. Morgan Securities LLC at collect 1-212-834-4533, and Barclays Capital Inc. at toll free 1-888-603-5847.